Eros Announces Corporate Name Change to
Eros Media World PLC

NYSE Ticker Symbol Will Change to EMWP on June 6th

Douglas, ISLE OF MAN, May 25, 2022

Eros STX Global Corporation (“Eros" or the “Company”) (NYSE: ESGC), a global Indian media and entertainment company, today announced that it will formally change its corporate name to “Eros Media World PLC” on the NYSE and SEC records effective on or about June 6th, 2022. This is pursuant to The Isle of Man Companies Registry issuance of a Certificate of Change of Name pursuant to Section14(3) of the Isle of Man Companies Act. In addition, the Company expects to begin trading under the new ticker symbol “EMWP” on the NYSE effective on or about June 6th, 2022.

Company Contact:

Mark Carbeck

Chief Corporate and Strategy Officer

mark.carbeck@erosintl.com

https://www.erosmediaworld.com/